Filed pursuant to Rule 424(b)(1)
Registration No. 333-91666

Golden Star Resources Ltd.

14,000,000 Units

        We are offering units consisting of one common share of Golden Star Resources Ltd. and one-half of one warrant to purchase one common share for Cdn$1.90 per unit. The units will only be sold in even amounts. The common shares and warrants, which we may also refer to as unit warrants, can be resold as separate securities immediately after their purchase pursuant to this offering. Each whole warrant will entitle its owner to purchase one common share for Cdn$2.28 per share. You may exercise your warrants at any time for two years after the date of closing. The price of the units was determined by negotiation between us and the underwriters named below.

      Our common shares are traded on the American Stock Exchange under the symbol “GSS” and on the Toronto Stock Exchange under the symbol “GSC.” On July 16, 2002, the closing price for our common shares on the American Stock Exchange was $1.38 per share and the closing price on the Toronto Stock Exchange was Cdn$2.14 per share. There has been no prior trading market for the warrants. The Toronto Stock Exchange has conditionally approved the listing of the warrants. The listing of the warrants on the Toronto Stock Exchange is subject to fulfillment of all of the listing requirements of the Toronto Stock Exchange on or before September 27, 2002, which includes the distribution to a minimum number of public holders. Our common shares also trade on the Berlin Stock Exchange under the symbol “GS5.”

      Canadian dollars are indicated by the symbol “Cdn$”.

      Investing in the units involves a high degree of risk. See “Risk Factors” beginning on page 4.

       Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved the securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total

Initial public offering price	Cdn$1.9000	Cdn$26,600,000
Underwriters’ fee	Cdn$0.1045	Cdn$ 1,463,000
Proceeds to Golden Star Resources Ltd.	Cdn$1.7955	Cdn$25,137,000

      The units are being offered in the United States on a best efforts basis, with no minimum number or dollar amount requirement, by Canaccord Capital Corporation (USA) Inc. and BMO Nesbitt Burns Corp., to whom we refer as the U.S. agents, and in Canada on a firm commitment basis by Canaccord Capital Corporation and BMO Nesbitt Burns Inc., to whom we refer as the Canadian underwriters. Any units sold by the U.S. agents will reduce the amount of the Canadian underwriters’ commitment. We refer to the Canadian underwriters and the U.S. agents, collectively, as the underwriters.

      We have granted to the Canadian underwriters the option, for a period of 30 days, to purchase up to 2,100,000 additional units to cover over-allotments. As additional consideration, the Canadian underwriters will also be granted non-transferable warrants to purchase 770,000 common shares at Cdn$2.28 per share. The underwriters’ warrants are not exercisable for one year following the date of the closing of this offering and are thereafter exercisable for a period of two years.

      The U.S. agents and Canadian underwriters expect to deliver the units to purchasers on July 24, 2002.

Canaccord Capital Corporation (USA) Inc.	BMO Nesbitt Burns Corp.

The date of this prospectus is July 17, 2002.

ABOUT THIS PROSPECTUS
CURRENCY AND EXCHANGE RATE INFORMATION
PROSPECTUS SUMMARY
Our Business
The Offering
Prior Private Offering
RISK FACTORS
Financial Risks
Operational Risks
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF OUR COMMON SHARES
DILUTION
PLAN OF DISTRIBUTION
DESCRIPTION OF SECURITIES
U.S. FEDERAL INCOME TAX CONSIDERATIONS
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
VALIDITY OF SECURITIES
EXPERTS
AUDITORS, TRANSFER AGENTS, REGISTRAR AND WARRANT TRUSTEE
DOCUMENTS INCORPORATED BY REFERENCE
WHERE YOU CAN FIND ADDITIONAL INFORMATION
SUPPLEMENTAL CANADIAN DISCLOSURE DOCUMENTS INCORPORATED BY REFERENCE
ELIGIBILITY FOR INVESTMENT
INTERCORPORATE RELATIONSHIPS
CONSOLIDATED CAPITALIZATION
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
LEGAL MATTERS
PURCHASERS’ STATUTORY RIGHTS
CERTIFICATE OF THE COMPANY
CERTIFICATE OF THE CANADIAN UNDERWRITERS

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement on Form S-3, which we refer to as the registration statement, that we filed with the Securities and Exchange Commission, which we refer to as the SEC. We have also filed a prospectus with the securities regulatory authorities in each of the Canadian provinces of British Columbia, Ontario, Alberta and Manitoba, which we refer to as the Canadian prospectus, under which the securities registered under the registration statement may be offered and sold in those provinces, subject to any applicable securities laws.

      The units will not be offered in any jurisdiction where the offering is not permitted.

      You should rely only on information contained or incorporated by reference in this prospectus. See “Documents Incorporated by Reference” on page 31. Golden Star Resources Ltd. has not authorized any other person to provide you with information different from that contained in this prospectus. Information on any of the Web sites maintained by us does not constitute a part of this prospectus.

      Unless otherwise indicated, information in this prospectus assumes no exercise of the underwriters’ over-allotment option, the unit warrants, the underwriters’ warrants or any other options, warrants or rights to acquire common shares.

CURRENCY AND EXCHANGE RATE INFORMATION

      Unless otherwise indicated, all references to “$” or “dollars” in this prospectus refer to United States dollars. References to “Cdn$” in this prospectus refer to Canadian dollars.

      The noon rate of exchange on July 16, 2002 as reported by the Bank of Canada for the conversion of Canadian dollars was Cdn$1.00 equals $0.6515. We use this exchange rate for calculations under “Use of Proceeds” and “Dilution” that include conversion of Canadian dollar amounts to United States dollars.

PROSPECTUS SUMMARY

      You should read the following summary and the more detailed information about us and the units and our financial statements and notes appearing elsewhere in this prospectus and in the documents incorporated by reference.

Our Business

      References to “we,” “our” and “us” mean Golden Star Resources Ltd., its predecessors and consolidated subsidiaries, unless the context requires otherwise.

      We are an international gold mining and exploration company. We own a 90% equity interest in Bogoso Gold Limited, which we refer to as BGL. BGL owns the Bogoso/ Prestea gold mine in Ghana, comprising the adjacent Bogoso and Prestea properties. Recently, we have agreed in principle to purchase the Wassa property, located approximately 35 kilometers east of Bogoso/ Prestea, and associated mining rights. Since 1999 we have sought to move from primarily an exploration focus in South America to a production and exploration focus in West Africa. We recently sold our most significant exploration property in South America, the Gross Rosebel project located in Suriname, to Cambior Inc., our partner in the project, and are using the proceeds of the sale and the proceeds of a recent equity financing to help fund expansion of Ghanaian production operations. We still have a number of exploration properties and interests in South America, but we are not presently committing significant resources to the development of these properties.

      Please refer to “Recent Developments” in this prospectus for further information about the Bogoso/Prestea gold mine, including recent gold reserve estimates, our proposed acquisition of the Wassa property, our transactions with Cambior Inc. and our recent private placement.

      We were established under the Canada Business Corporations Act, or the CBCA, on May 15, 1992 as a result of the amalgamation of South American Goldfields Inc., a corporation incorporated under the CBCA, and Golden Star Resources Ltd., a corporation originally incorporated under the provisions of the Business Corporations Act (Alberta) on March 7, 1984 as Southern Star Resources Ltd.

      The mailing address of our principal executive offices is 10579 Bradford Road, Suite 103, Littleton, Colorado 80127-4247, and our telephone number is (303) 830-9000. Our registered and records office is located at: c/o Koffman Kalef, 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H4.

Business Development Strategy

      Although gold exploration remains an element of our overall strategy, we expect that in the immediate future our exploration activities will primarily be in support of our gold production operations. Accordingly, we expect to engage in exploration activities principally in areas that are within viable trucking distance from the Bogoso and Wassa processing facilities where existing data supports a high probability of success. Accordingly, we have placed most of our early- and intermediate-stage exploration projects on care and maintenance.

      In the future, we intend to act more often as operator of our own discoveries. Nonetheless, depending on the nature and size of a project and its mineralized material, we may decide to participate in joint ventures with larger mining companies that have the financial resources to develop and operate large mining operations. We will continue to pursue new opportunities and we may, if warranted, make selective additional acquisitions of promising properties.

      In view of the current gold market environment, we intend to continue to focus on transactions that offer us the immediate potential to provide cash flow to fund our operations, exploration and development. We will also consider transactions to increase our inventory of exploration properties in West Africa. Various transactions that we may consider include acquisitions of production or development stage mining projects, particularly those opportunities which may exist in our geographical areas of expertise. Additionally, we may consider transactions involving mergers with other mining and exploration companies, though we presently have no agreement or understanding with respect to any such transaction.

The Offering

Securities offered	14,000,000 units. Each unit consists of one common share and one-half of one warrant to purchase one additional common share. The common shares and warrants will trade as separate securities immediately following this offering.

Issue price	Cdn$1.90 per unit.

Warrants	Each whole warrant included in the units will be exercisable for Cdn$2.28 per common share at any time until the warrants expire on the second anniversary of the date of issue. A holder of our unit warrants will not have the voting and other rights held by a shareholder until the warrantholder has exercised the warrants for our common shares. The number of common shares issuable upon exercise of the warrants will be subject to antidilution adjustments upon the occurrence of certain events.

Common shares outstanding after this offering	81,000,703 common shares, based on the number of shares outstanding as of July 16, 2002. If the over-allotment option is exercised in full, 83,100,703 common shares.

Risk factors relating to our business	An investment in the units involves a high degree of risk. You should not consider this offer if you cannot afford to lose your entire investment. Please refer to “Risk Factors” beginning on page 4 for factors you should consider.

Use of proceeds	The net proceeds of this offering, estimated to be approximately Cdn$24,292,860, based on an offering price of Cdn$1.90 per unit, or $15,826,756, will be used to fund expansion, development and exploration of projects in Ghana and for general corporate purposes.

Trading symbols	Our common shares are traded on the American Stock Exchange under the symbol “GSS” and on the Toronto Stock Exchange under the symbol “GSC”. Our common shares also trade on the Berlin Stock Exchange under the symbol “GS5”. The proposed symbol for the warrants on the Toronto Stock Exchange is “GSC.WT”. There has been no prior trading market for the warrants. The Toronto Stock Exchange has conditionally approved the listing of the warrants. The listing of the warrants on the Toronto Stock Exchange is subject to fulfillment of all of the listing requirements of the Toronto Stock Exchange on or before September 27, 2002, which includes the distribution to a minimum number of public holders.

Prior Private Offering

      On June 14, 2002, we announced a public offering of the units in Canada and concurrently commenced a private placement of the units solely to accredited investors, as that term is defined in Rule 501(a) of the Securities Act of 1933, in the United States. The offering contemplated the sale of up to 14,000,000 units in the United States and Canada combined, at a per unit price to be determined based on market conditions. On June 20, 2002, we decided to register the offering of the units in the United States. We terminated and abandoned the private placement on June 21, 2002. No offers or indications of interest resulting from the private placement were accepted and no sales of units in the private placement have been or will be made. This prospectus supersedes any offering materials used in connection with the prior offering of units.

RISK FACTORS

      An investment in the units involves a high degree of risk. You should consider the following discussion of risks in addition to the other information in this prospectus before purchasing any of the units. In addition to historical information, the information in this prospectus contains “forward-looking” statements about our future business and performance. Our actual operating results and financial performance may be very different from what we expect as of the date of this prospectus. The risks below address some of the factors that may affect our future operating results and financial performance.

Financial Risks

Our business is substantially dependent on gold prices.

      The price of our common shares and our business plan have been, and may in the future be, significantly adversely affected by declines in the price of gold. The price of gold is volatile and is affected by numerous factors beyond our control such as the sale or purchase of gold by various central banks and financial institutions, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional demand, and the political and economic conditions of major gold-producing countries throughout the world. If gold prices were to decline significantly or for an extended period of time, we might be unable to continue our operations, develop our properties or fulfill our obligations under our agreements with our partners or under our permits and licenses.

      Furthermore, reserve calculations and life-of-mine plans using significantly lower gold prices could result in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.

We have recently recorded substantial losses.

      We reported net losses of $20.6 million in 2001, $14.9 million in 2000, $24.4 million in 1999, $22.2 million in 1998, and $26.6 million in 1997. We were profitable in the first quarter of 2002 and continue to operate profitably. However, numerous factors, including declining gold prices, lower than expected ore grades or higher than expected operating costs, could cause us to become unprofitable. Any future operating losses may make financing our operations and our business strategy, or raising additional capital, difficult or impossible, materially and adversely affecting our operations.

Our obligations may strain our financial position and impede our business strategy.

      We have total debts and liabilities as of March 31, 2002 of $19.2 million, including approximately $1.3 million outstanding under our convertible debentures, amounts payable to financial institutions, amounts due to the former shareholders of BGL, as well as environmental rehabilitation liability and other payables. We expect that our liabilities will increase as a result of our corporate development activities. This indebtedness may have important consequences, including the following:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, operating and exploration costs and other general corporate requirements;

•	requiring us to dedicate a significant portion of our cash flow from operations to make debt service payments, which would reduce our ability to fund working capital, capital expenditures, operating and exploration costs and other general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and

•	placing us at a disadvantage when compared to our competitors that have less debt relative to their market capitalization.

We may have to restate estimates of mineralized material and reserves.

      There are numerous uncertainties inherent in estimating proven and probable reserves and mineralized material, including many factors beyond our control. The estimation of mineralized material and reserves is a subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Fluctuation in gold prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of our estimates.

      The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. If it is not, we may discontinue the development of a project or mining at one or more of our properties.

We currently have limited liquidity and capital resources.

      We have limited financial resources. Although at March 31, 2002 we held cash and short-term investments of approximately $2.4 million, our only internal source of funds is operational cash flows from Bogoso/ Prestea. The execution of our business strategy will require significant expenditures, including debt service on the approximately $1.3 million aggregate principal amount of our 7.5% subordinated convertible debentures maturing in 2004. We expect that these expenditures will exceed revenues and free cash flows generated by BGL and our other operations and therefore we will require outside capital such as the proceeds of this offering. Low gold prices during the past five years have adversely affected our ability to obtain financing. We cannot assure you that in the future we will be able to obtain adequate financing on acceptable terms. If we are unable to obtain additional financing, we may need to delay or indefinitely postpone further exploration and development of our properties. As a result, we may lose our interest in, or may be forced to sell, some of our properties.

      The loss of any of our interests in exploration and mining properties could give rise to write-offs of any capitalized costs and this would negatively impact our results of operations. The impact would also be shown in reduction of assets on our balance sheet, which in turn would impair our ability to raise additional funds.

Declining gold prices may require a hedging program against gold production at Bogoso/ Prestea.

      We are constantly reviewing whether or not, in light of the potential for gold prices to fall, it would be appropriate to establish a hedging or downside price protection program against the production of gold to protect against such decreases, but to date we have not decided to implement such a program. The implementation of any hedging program may not, however, protect adequately against declines in the price of gold.

      In addition, although a hedging program may protect us from a decline in the price of gold, it may also prevent us from benefiting fully from price increases. For example, as part of a hedging program, we may be obligated to sell gold at a price lower than the then-current market price. Finally, if unsuccessful, the costs of any hedging program may further deplete our financial resources.

We are subject to fluctuations in currency exchange rates, which could materially adversely affect our financial position.

      We currently maintain most of our working capital in United States dollars or United States dollar-denominated securities and convert funds to foreign currencies as payment obligations become due. We currently have future obligations that are payable in Euros, and receivables collectible in Euros. A significant portion of the operating costs at Bogoso/ Prestea is based on the Ghanaian currency, the Cedi. BGL is required to convert only 20% of the foreign exchange proceeds that BGL receives from selling gold into Cedis, but the Government of Ghana could require BGL to convert a higher percentage of such sales proceeds into Cedis in the future.

      We currently do not hedge against currency exchange risks. Accordingly, we are subject to fluctuations in the rates of currency exchange between the United States dollar and these currencies, and such fluctuations may materially affect our financial position and results of operations.

Operational Risks

The technology, capital costs and cost of production of sulfide reserves and mineralized material at Bogoso/ Prestea are still subject to a number of uncertainties, including funding uncertainties.

      Based upon the completion of our sulfide mining feasibility study for the Bogoso property in 2001 and its subsequent review by a qualified, independent mineral reserves consultant, the sulfide material on the Bogoso property and on various portions of the Prestea properties has been included in our proven and probable reserves as at December 31, 2001. While the sulfide feasibility study indicates that sulfide reserves can be profitably mined and processed at gold prices at or above $275 per ounce, the cost to retrofit the Bogoso mill to process sulfide ore would require a minimum of $20 million of new capital. We cannot assure you that we will have access to capital in the required amounts and funding may be unavailable, whether from internal or external sources, in the necessary amounts and on acceptable terms. While the processing technology envisioned in the feasibility study has been successfully utilized at other mines, we cannot assure you, in spite of our testing, engineering and analysis, that the technology will perform successfully at commercial production levels on the Bogoso/ Prestea ores. We do not currently anticipate start-up of sulfide processing operations prior to 2007, after currently known oxide and non-refractory ores are exhausted.

The acquisition of the Wassa property is not completed and, if it does not close, could require us to write off costs we have incurred in connection with Wassa and require us to find replacement opportunities.

      If the acquisition of the Wassa property is not consummated, we will be required to write off certain costs and to seek to expand in other ways. The acquisition of the Wassa property is in the final documentation stage but has not yet closed. While management does not currently anticipate any event that would prevent the closing, there can be no assurance that the closing will take place. If the Wassa acquisition does not close, we will be obliged to write off approximately $500,000 in acquisition, due diligence and preliminary analytical costs. Also, the failure of the acquisition to close would significantly impact our efforts to expand our mining operations in Ghana and would require us to seek other expansion opportunities. There can be no assurance that comparable opportunities would be available to us.

Other things being equal, declining gold prices would reduce our pre-existing estimates of reserves and mineralized material and could result in delays in development until we can make new estimates using lower gold prices and determine new potential economic development options under the lower gold price assumptions.

      In addition to adversely affecting our reserve estimates and our financial condition, declining gold prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to the project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

The mining industry is subject to a number of operational hazards that can delay production or result in liability to us, which could have an adverse impact on our financial condition.

      Our activities are subject to a number of risks and hazards including:

•	environmental hazards;

•	discharge of pollutants or hazardous chemicals;

•	industrial accidents;

•	labor disputes;

•	supply problems and delays;

•	inability to attract competent professionals and managers;

•	unusual or unexpected geological or operating conditions;

•	slope failures;

•	cave-ins of underground workings;

•	failure of pit walls or dams;

•	fire;

•	changes in the regulatory environment; and

•	natural phenomena such as inclement weather conditions, floods and earthquakes.

      These or other occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, delayed production, monetary losses and possible legal liability. We may incur liability as a result of pollution and other casualties. Satisfying such liabilities may be very costly and could have an adverse effect on our financial position and results of operations.

Our mining operations are subject to numerous environmental laws and regulations that can adversely affect operating and development costs.

      We cannot assure you that compliance with existing regulations governing the discharge of materials into the environment, or otherwise relating to environmental protection, in the jurisdictions where we have projects will not have a material adverse effect on our exploration activities, results of operation or competitive position. New or expanded regulations, if adopted, could affect the exploration or development of our projects or otherwise have a material adverse effect on our operations.

      As a result of the foregoing risks, project expenditures, production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs. In addition, estimated production dates may be delayed materially. Any such events could materially and adversely affect our business, financial condition, results of operations and cash flows.

The development and operation of our mining projects involves numerous uncertainties.

      We expect that many of our planned mining projects will require a number of years and significant expenditures during the development phase before production is possible.

      Development projects are subject to the completion of successful feasibility studies, issuance of necessary governmental permits and receipt of adequate financing. The economic feasibility of such development projects is based on many factors such as:

•	estimation of reserves;

•	metallurgical recoveries;

•	future gold prices; and

•	capital and operating costs of such projects.

      Our mine development projects may have limited relevant operating history upon which to base estimates of future operating costs and capital requirements. Estimates of proven and probable reserves and operating costs determined in feasibility studies are based on geologic and engineering analyses. As a result, the risks and uncertainties attached to mine development activities are very high.

      Any of the following events, among others, could cause the profitability of a project to be impaired or could cause the project to no longer be economically feasible:

•	unanticipated changes in grade and tonnage of ore to be mined and processed;

•	unanticipated adverse geotechnical conditions;

•	incorrect data on which engineering assumptions are made;

•	costs of constructing and operating a mine in a specific environment;

•	processing and refining facilities;

•	availability of economic sources of energy;

•	adequacy of water supply;

•	adequate access to the site;

•	unanticipated transportation costs;

•	government regulations (including regulations relating to prices, royalties, duties, taxes, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•	fluctuations in gold prices; and

•	accidents, labor actions and force majeure events.

      The occurrence of any of these events could materially and adversely affect the operations or further development of a project and, as a result, our business, financial condition, results of operations and cash flow.

Failure to replace reserves may negatively affect production.

      Because mines have limited lives based on proven and probable reserves, we must continually replace and expand our reserves as our mines produce gold. We currently estimate that Bogoso/ Prestea has ten years of mine life remaining without the development of additional reserves, but our estimates may not be correct. Our ability to maintain or increase our annual production of gold will be dependent in significant part on our ability to bring new mines into production and to expand existing mines.

      No assurance can be given that our exploration programs will result in the replacement of current production with new reserves or that our development program will be able to extend the life of our existing mines. In the event that new reserves are not developed, we will not be able to sustain our current level of gold production beyond the life of our existing reserve estimates and revenues will decrease as a result.

      There are a number of uncertainties inherent in any exploration and development program including:

•	the location of economic mineral reserves;

•	the development of appropriate metallurgical processes;

•	the receipt of necessary governmental permits; and

•	the construction of mining and processing facilities.

      These risks and uncertainties, many of which are beyond our control, may have an adverse effect upon the success of our exploration and development activities. Accordingly, there can be no assurance that our efforts will yield new reserves to replace and expand current reserves.

We face competition from other mining companies in connection with the acquisition of personnel and properties.

      We face strong competition from other mining companies in connection with the acquisition of personnel and of properties producing, or capable of producing, precious metals. As a result of this competition, some of which is with companies with greater financial resources, we may be unable to maintain or acquire the personnel and expertise required to develop and operate our properties. Also, we may be unable to acquire attractive mining properties on terms we consider acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

Our insurance coverage may be insufficient.

      Our business is subject to a number of risks and hazards generally, including:

•	adverse environmental conditions;

•	industrial accidents;

•	labor disputes;

•	unusual or unexpected geological conditions;

•	ground or slope failures;

•	cave-ins;

•	changes in the regulatory environment; and

•	natural phenomena such as inclement weather conditions, floods and earthquakes.

      Such occurrences could result in:

•	damage to mineral properties or production facilities;

•	personal injury or death;

•	environmental damage to our properties or the properties of others;

•	delays in mining;

•	monetary losses; and

•	possible legal liability.

      Although we maintain insurance in amounts that we believe to be reasonable, our insurance will not cover all the potential risks associated with our business. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which we cannot insure against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

Governmental Risks

A limitation on the ability of our operating subsidiaries to make distributions to us could adversely affect the funding our operations or limit our ability to make distributions to our shareholders.

      We are a holding company that conducts operations through foreign (principally African) subsidiaries and joint ventures, and substantially all of our assets consist of equity in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict our ability to fund our operations efficiently or to make distributions to our shareholders. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on our valuation and stock price.

We are subject to changes in the regulatory environment in Ghana.

      Our mining operations and exploration activities in Ghana are subject to extensive regulation governing various matters, including:

• licensing	• development
• production	• exports
• taxes	• imports
• water disposal	• labor standards
• toxic substances	• occupational health and safety
• mine safety	• environmental protections

      Compliance with these regulations increases the costs of the following:

• planning	• developing
• designing	• constructing
• drilling	• mine and other facilities closure
• operating

      We believe that we are in substantial compliance with current laws and regulations. However, these laws and regulations are subject to frequent change. For example, the Ghanaian government has adopted new, more stringent environmental regulations. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation of these laws and regulations could have a material adverse impact on us, cause a reduction in levels of production and delay or prevent the development or expansion of our properties in Ghana.

      Government regulations limit the proceeds from gold sales that may be withdrawn from Ghana. Changes in regulations that increase these restrictions would have a material adverse impact on us as Bogoso/ Prestea is our principal source of internally generated cash.

The Government of Ghana has the right to participate in the ownership and control of BGL, Wassa and the Prestea underground joint venture.

      The Ghanaian government currently has a 10% carried interest in BGL and the Prestea underground joint venture and will have a similar interest in the entity that will own the Wassa property. The Ghanaian government also has or will have the right to acquire up to an additional 20% equity interest in BGL and the Wassa entity for a price to be determined by agreement or arbitration. We cannot assure you that the government will not seek to acquire additional equity interests in our Ghanaian operations, or as to the purchase price that the Government of Ghana would pay for any additional equity interest. A reduction in our equity interest could reduce our income or cash flows from BGL and amounts available for reinvestment or distribution.

We are subject to risks relating to exploration, development and operations in foreign countries.

      Certain laws, regulations and statutory provisions in certain countries in which we have mineral rights could, as they are currently written, have a material negative impact on our ability to develop or operate a commercial mine. The range and diversity of the laws and regulations are such that we cannot adequately summarize them in this prospectus. For countries where we have exploration or development stage projects we intend to negotiate mineral agreements with the governments of these countries and seek variances or otherwise be exempted from the provisions of these laws, regulations and/or statutory provisions. We cannot assure you, however, that we will be successful in obtaining mineral agreements or variances or exemptions on commercially acceptable terms.

      Our assets and operations are affected by various political and economic uncertainties, including:

•	the risks of war or civil unrest;

•	expropriation and nationalization;

•	renegotiation or nullification of existing concessions, licenses, permits, and contracts;

•	illegal mining;

•	changes in taxation policies;

•	restrictions on foreign exchange and repatriation; and

•	changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Illegal mining occurs on our properties, is difficult to control, can disrupt our business and can expose us to liability.

      In French Guiana, Suriname and Ghana, artisanal miners have been illegally working on our properties despite the fact that we have hired security personnel to protect our properties. The presence of illegal miners could lead to project delays and disputes regarding the development or operation of commercial gold deposits. The work performed by the illegal miners could cause environmental damage or other damage to our properties, or personal injury or death for which we could potentially be held responsible.

Market Risks

The market price of our common shares may experience volatility and could decline significantly.

      Our common shares are listed on the American Stock Exchange and the Toronto Stock Exchange. Securities of micro- and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Our share price is also likely to be significantly affected by short-term changes in gold prices or in our financial condition or results of operations as reflected in our quarterly earnings reports. Other factors unrelated to our performance that may have an effect on the price of our common shares include the following:

•	the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not continue to follow our securities;

•	the limited trading volume and general market interest in our securities may affect an investor’s ability to trade significant numbers of common shares;

•	the relatively small size of the public float will limit the ability of some institutions to invest in our securities;

•	under certain circumstances, our common shares could be classified as “penny stock” under applicable SEC rules; in that event, broker-dealers in the United States executing trades in our common shares would be subject to substantial administrative and procedural restrictions which could limit broker interest in involvement in our common shares; and

•	a substantial decline in our stock price that persisted for a significant period of time could cause our securities to be delisted from the Toronto Stock Exchange and the American Stock Exchange, further reducing market efficiency.

      As a result of any of these factors, the market price of our common shares at any given point in time may not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

You may have difficulty or be unable to enforce certain civil liabilities on us, certain of our directors and our experts.

      We are a Canadian corporation. Substantially all of our assets are located outside of Canada and the United States and our head office is located in the United States. Additionally, a number of our directors and the experts named in this prospectus are residents of Canada. Although we have appointed Koffman Kalef, Suite 1900, 885 West Georgia Street, Vancouver, British Columbia and Field Atkinson Perraton LLP, 1900, 350 – 7th Avenue S.W., Calgary, Alberta as our agents for service of process in the Provinces of British Columbia and Alberta respectively, it may not be possible for investors to collect judgments obtained in Canadian courts predicated on the civil liability provisions of securities legislation. It may also be difficult for you to effect service of process in connection with any action brought in the United States upon such directors and experts. Execution by United States courts of any judgment obtained against us, any of the directors, executive officers or experts named in this prospectus in United States courts would be limited to the assets of Golden Star Resources Ltd. or the assets of such persons or corporations, as the case may be, in the United States. The enforceability in Canada of United States judgments or liabilities in original actions in Canadian courts predicated solely upon the civil liability provisions of the federal securities laws of the United States is doubtful.

You will suffer immediate dilution of your investment.

      We anticipate that the initial public offering price of the units will be substantially higher than the net tangible book value per share of our common shares after this offering. As a result, based on a public offering price of Cdn$1.90 or $1.24, you would incur immediate dilution of approximately $0.76 in net tangible book value calculated in accordance with Canadian generally accepted accounting principles and $0.91 calculated in accordance with United States generally accepted accounting principles for each common share included in the units you purchase. If currently outstanding options or warrants to purchase our common shares are exercised, your investment will be further diluted.

Future sales of our common shares by our existing shareholders could decrease the trading price of the common shares.

      Sales of a large number of our common shares in the public markets after this offering, or the potential for such sales, could decrease the trading price of our common shares and could impair our ability to raise capital through future sales of our common shares. We completed a placement of similar units in January 2002 at a price significantly less than the current market price of our common shares. Our common shares have also recently traded at prices significantly lower than the current price. Accordingly, a significant number of our shareholders have an investment profit in our securities that they may seek to liquidate. Substantially all of our common shares not held by affiliates can be resold without material restriction either in the United States, in Canada, or both.

We do not anticipate paying dividends in the foreseeable future.

      We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition, current and anticipated cash needs.

The existence of outstanding rights to purchase common shares may impair our ability to raise capital.

      After completion of this offering, 7,000,000 common shares will be issuable upon exercise of the unit warrants issued in this offering at a price of Cdn$2.28 per share and, in the aggregate, 12,957,655 common shares will be issuable on exercise of other rights to purchase common shares at prices ranging from Cdn$0.60 to $1.75. During the life of the unit warrants and other rights, the holders are given an opportunity to profit from a rise in the market price of our common shares with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional financing during the period the unit warrants and/or other rights are outstanding may be adversely affected and the existence of the unit warrants and/or such rights may have an adverse effect on the price of our common shares. The holders of the unit warrants and other rights may be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided by the unit warrants.

You may not be able to exercise your unit warrants if we do not maintain an effective registration statement and, upon exercise, we may have the right to pay you the difference between the exercise price and the market price instead of registering the underlying common shares.

      We are required to use best efforts to maintain a registration statement relating to the offer and sale of the common shares underlying the unit warrants and to qualify the unit warrants for sale in jurisdictions in which the unit warrant holders reside unless an exemption from such registration or qualification exists. If such registration is not maintained, the holders of the unit warrants may not be able to exercise them. We have the right, but not the obligation, so long as our common shares are listed on a securities exchange or there are at least two independent market makers, to pay a holder exercising the unit warrants the difference between the exercise price and the market price of the common shares on the date of exercise in lieu of registering the underlying common shares.

There is no public market for the unit warrants.

      Prior to this offering, there was no public market for the unit warrants. The Toronto Stock Exchange has conditionally approved the warrants for listing, subject to fulfillment of all the listing requirements of the Toronto Stock Exchange on or before September 27, 2002. However, there cannot be any assurance as to the liquidity of the public market for the unit warrants or that an active public market for the unit warrants will develop. If an active public market does not develop, the market price and liquidity of the unit warrants may be adversely affected.

The value of the unit warrants is derived from and may be dependent on the value of our common shares.

      An investment in the unit warrants is highly speculative, and we cannot assure you that the warrants will maintain any significant value in the future. The value of the warrants will be indirectly derived from the value of the common shares underlying the warrants, and the value of the warrants and the underlying common shares may be adversely affected by a number of factors beyond our control, as more fully described in the section entitled “Forward-Looking Statements” and in the other risk factors described above.

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference contain “forward-looking statements” within the meaning of United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditure, exploration efforts, financial needs, and other information that is not historical information. Our forward-looking statements are based on our current expectations and various assumptions as of the date the statements are made and we do not assume any obligation to update our forward-looking statements if our expectations or assumptions, or other circumstances should change. Actual results or events may differ materially from those predicted in our forward-looking statements. These forward-looking statements include statements regarding:

•	our operating plans and expectations for Bogoso/ Prestea and the surrounding properties;

•	the potential increase in property interests and the acquisition of additional properties, including the Wassa mine;

•	our expected concentration on mining operations in Africa and the de-emphasis at this time of exploration unrelated to active mining;

•	expectations relating to future gold production;

•	anticipated cash and other operating costs and expenses;

•	schedules for completion of feasibility studies, mine development programs and other key elements of our business plan;

•	potential increases or decreases in reserves and production;

•	the timing and scope of future drilling and other exploration activities;

•	expectations regarding receipt of permits and other legal and governmental approvals required to implement our business plan; and

•	anticipated recovery rates.

      Forward-looking statements often, but not always, use words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “estimated”, “forecasts” or “intends”, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Statements concerning mineralized material and gold reserves contained in this prospectus or in the documents incorporated by reference may also be deemed to be forward-looking statements as they involve estimates of the mineralization that will be encountered if or when a mineral deposit is developed and mined, and, in the case of reserves, the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future. Factors that could cause our actual results to differ materially from these statements include, but are not limited to, changes in gold prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labor disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, general domestic and international economic and political conditions, and the other factors described under the caption “Risk Factors.”

USE OF PROCEEDS

      We estimate that the net proceeds that we will receive from the sale of the 14,000,000 units offered by this prospectus will be approximately Cdn$24,292,860, based on an initial public offering price of Cdn$1.90 per unit, or $15,826,756, after deducting the underwriters’ fees and estimated offering expenses. If the underwriters’ over-allotment option is exercised in full, we estimate that we will receive additional net proceeds of approximately Cdn$3,770,550 or $2,460,780, after deducting the underwriters’ fees.

      We intend to use those net proceeds to fund further expansion, development and exploration of our projects in Ghana and for general corporate uses. The amount and timing of any use of the proceeds will depend on various factors, including rates of business growth, gold prices and production costs and the quality of the ores that we produce. While we have prepared internal forecasts to assist management in planning, we believe that these forecasts, as they apply to periods extending beyond the next few months, are inherently unreliable and it is likely that our actual cash requirements will differ materially from those we presently forecast.

      We believe the net proceeds of this offering will be sufficient to fund our operations for at least the next 12 months.

      Pending the use of the proceeds of this offering for operational purposes, we intend to invest the net proceeds of this offering in treasury bills or short-term, investment grade, interest-bearing securities.

PRICE RANGE OF OUR COMMON SHARES

      At the beginning of 2001 our common shares were listed on the Toronto Stock Exchange under the trading symbol “GSC” and on the American Stock Exchange under the trading symbol “GSR”. Our shares were de-listed from the American Stock Exchange on January 26, 2001, and immediately began trading on the Nasdaq OTC Bulletin Board under the symbol “GSRSF”. Our shares were relisted on the American Stock Exchange effective June 19, 2002 under the trading symbol “GSS”. As of July 16, 2002, 67,000,703 common shares were outstanding and we had 1,199 shareholders of record. On July 16, 2002, the closing price per share for our common shares, as reported by the Toronto Stock Exchange was Cdn$2.14 and as reported by the American Stock Exchange was $1.38.

      The following table sets forth, for the periods indicated, the high and low market closing prices per share of our common shares as reported by the Toronto Stock Exchange, the American Stock Exchange and the OTC Bulletin Board.

			American
	Toronto Stock		Stock
	Exchange		Exchange(1)

	Cdn$	Cdn$	$	$
	High	Low	High	Low

2002:
First Quarter	2.90	0.86	1.90	0.54
Second Quarter	3.58	1.70	2.42	1.05
Third Quarter	2.77	2.10	1.84	1.35
(through July 16, 2002)
2001:
First Quarter	0.76	0.43	0.50	0.28
Second Quarter	1.15	0.45	0.72	0.29
Third Quarter	1.45	0.62	0.90	0.42
Fourth Quarter	1.46	0.88	0.97	0.55
2000:
First Quarter	2.35	1.17	1.63	0.81
Second Quarter	1.80	1.22	1.19	0.81
Third Quarter	1.35	0.85	0.94	0.56
Fourth Quarter	1.15	0.62	0.75	0.38

(1)	Data for the period from January 26, 2001 to June 18, 2002 reflect trading on the OTC Bulletin Board

      We have not declared or paid cash dividends on our common shares since our inception. Future dividend decisions will consider our then-current business results, cash requirements and financial condition.

DILUTION

      The difference between the initial public offering price per common share and the pro forma net tangible book value per common share after this offering constitutes the dilution to you. Net tangible book value per share is determined by dividing our net tangible book value (total tangible assets minus total liabilities) by the number of common shares outstanding.

      At March 31, 2002, our net tangible book value was $20.7 million, or $0.33 per common share, under Canadian generally accepted accounting principles, which we refer to as Canadian GAAP ($9.7 million, or $0.15 per common share, under United States generally accepted accounting principles, which we refer to as U.S. GAAP). After giving effect to the sale of the 14,000,000 units and the receipt of the net proceeds at an initial public offering price of Cdn$1.90 or $1.24 per unit and attributing no value to the unit warrants, our pro forma net tangible book value as of March 31, 2002 would have been $36.5 million or $0.48 per common share under Canadian GAAP ($25.5 million or $0.33 per common share under U.S. GAAP). This represents an immediate increase in the net tangible book value of $0.15 per common share under Canadian GAAP ($0.18 per common share under U.S. GAAP) to existing shareholders and an immediate dilution in net tangible book value of $0.76 per common share under Canadian GAAP ($0.91 per common share under U.S. GAAP) to the purchasers of the units in the offering.

      The following table illustrates the per share dilution to you:

Canadian GAAP

Initial public offering price		$1.24
Net tangible book value per share as of March 31, 2002	$0.33
Increase attributable to new investors	$0.15

Adjusted net tangible book value after offering		$0.48

Dilution per share to new investors		$0.76

Dilution as a percentage of offering price		62%

U.S. GAAP

Initial public offering price		$1.24
Net tangible book value per share as of March 31, 2002	$0.15
Increase attributable to new investors	$0.18

Adjusted net tangible book value after offering		$0.33

Dilution per share to new investors		$0.91

Dilution as a percentage of offering price		73%

RECENT DEVELOPMENTS

Wassa Acquisition — Agreement in principle

      We announced, on November 26, 2001, that we had agreed to broad terms with Satellite Goldfields Limited and its senior secured creditors, to buy the Wassa property in Ghana from Satellite Goldfields Limited. The broad terms of agreement are summarized as follows:

•	we will pay $4,000,000 at closing;

•	we will pay $5,000,000, on a deferred basis, that is linked to the redevelopment of Wassa into a carbon in leach processing plant;

•	the initial consideration and the deferred consideration described above will be funded by a debt facility to be provided by Satellite Goldfields Limited’s existing senior secured creditors. We will repay this debt facility over a four-year period beginning one year after the closing, during which time Wassa would be redeveloped as a carbon in leach operation; and

•	we will pay a royalty to Satellite Goldfields Limited from future gold production from Wassa. We will pay the royalty, which will be determined by multiplying the production from Wassa for each quarter by a royalty rate of a minimum of $7.00 per ounce produced, on a quarterly basis. The royalty rate will increase by $1.00 for each $10.00 increase in the average market price for gold for each quarter above $280 per ounce up to a maximum of $15.00 per ounce.

We expect to complete the acquisition of the Wassa property once the approval of the Bank of Ghana is obtained and the final documents to be delivered at closing are finalized.

Prestea underground mine joint venture

      In March 2002, BGL reached an agreement with Prestea Gold Resources Ltd., the Ghana Mineworkers Union and the Government of Ghana and related parties to form a joint venture for the assessment and future operations of the Prestea underground mine, being that portion of the Prestea property below a depth of 200 meters. This agreement replaces elements of an agreement originally negotiated in May 2001. BGL will contribute $2,400,000, of which approximately $1,900,000 had been disbursed as at May 31, 2002, to become a 45% joint venture partner, and Prestea Gold Resources Ltd. will also be a 45% joint venture partner. The Government of Ghana will hold a 10% carried interest.

      Under the new agreement, the funds BGL provided to Prestea Gold Resources Ltd. were used to pay arrears of salary and termination benefits to the Prestea underground miners and place the underground operation on care and maintenance for 2002. It is the intent of the joint venture to complete an assessment, which will include both a comprehensive review of the safety and economic viability of the mine and a review of past environmental practices. As long as BGL’s interest in the joint venture does not drop below 30%, BGL will manage the joint venture. Any additional cash requirements that the joint venture may have that are not internally funded will be funded through voluntary contributions from BGL and Prestea Gold Resources Ltd. Their relative percentage ownership interests in the joint venture will be adjusted to reflect any inequality in their contributions.

Completion of the Guiana Shield transactions

      On June 11, 2002, we completed the final transactions between us and Cambior Inc., which had been our partner in a number of properties. The transactions consisted of the sale to us of Cambior’s interests in the Yaou, Dorlin and Bois Canon properties in French Guiana, which was completed on June 11, 2002 as well as the sale of our interests in the Gross Rosebel, Headleys and Thunder Mountain properties in Suriname and our interest in Omai Gold Mines Limited, a company that owns the Omai gold mine in Guyana, to Cambior Inc.

      For the sale of the Gross Rosebel property, we received a total of $5 million by the closing date and will receive deferred payments totaling $3 million by the fourth anniversary of closing. In addition, Cambior will pay us a royalty equal to 10% of the excess of the average quarterly market price above a gold price hurdle on the first 7 million ounces of gold production from Gross Rosebel. For soft and transitional rock the gold price hurdle is $300 per ounce and for hard rock the hurdle is $350 per ounce.

      The total consideration for the Headleys and Thunder Mountain properties comprises a deferred consideration of $1 million, to be paid to us in the event that Cambior commences commercial mining from these properties.

      Under the terms of the sale of our 30% equity interest and preferred shares in Omai Gold Mines Limited, Cambior assumed the unpaid portion of the non-interest bearing loan made to us in December 1998. In addition, we received a release and waiver from Omai Gold Mines Limited, Cambior and the Guyana Government in respect of all liabilities, of any nature, related to the Omai gold mine.

Private placement of 11,516,000 units

      In January 2002, we completed a private placement of 11,516,000 units at a price of $0.49 per unit for gross proceeds of $5,600,000 and net proceeds of $5,300,000. Each unit consisted of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the holder, for a period of two years from the closing of the transaction, to acquire one common share at an exercise price of $0.70. We paid cash commissions and fees equal to 6% of the gross proceeds to the agents acting in the private placement and to certain consultants. We also issued warrants exercisable for 6% of the total common shares issued in the private placement, which were identical to the warrants issued in the private placement, to those agents and consultants.

      We are using and plan to use the proceeds from the January 2002 private placement for acquisition and development costs in Ghana and for general corporate purposes.

Reserves

      On June 20, 2002, we announced an increase in mineral reserves and mineralized material as at May 31, 2002 for Bogoso/ Prestea as set forth in the tables below.

Mineral reserves

		Grade
Classification	Tonnes	(grams/tonne)	Contained Ounces

Proven Mineral Reserves	14,335,891	3.24	1,493,424
Probable Mineral Reserves	6,301,563	2.95	597,369

Total Mineral Reserves	20,637,454	3.15	2,090,793

Mineralized material

		Grade
Classification	Tonnes	(grams/tonne)	Contained Ounces

Measured Mineralized Material	15,002,000	3.74	1,802,000
Indicated Mineralized Material	15,374,000	2.78	1,373,000

Total Mineralized Material	30,376,000	3.25	3,175,000

      A “tonne” is a metric ton, which is equal to 1,000 kilograms or 2,205 pounds.

      The stated mineral reserves assume a gold price of $275 per ounce. The estimates were prepared in accordance with Canada’s National Instrument 43-101 Standards of Disclosure for Mineral Projects, and are equivalent to proven and probable reserves as defined by the SEC.

      The individual responsible for the preparation of disclosure of mineral reserves is Mr. David Alexander, who we employ at Bogoso/ Prestea as Chief Mining Engineer. Mr. Alexander is a qualified mining engineer and chartered engineer and is a member of the UK Institute of Mining and Metallurgy. He is also a “qualified person” within the meaning of Canada’s National Instrument 43-101 and recognized professionally as competent for this type of review.

      The stated mineralized material assumes a gold price of $300 per ounce. Mineralized material includes the proven and probable reserves disclosed above. The portion of mineralized material that has not been converted to the proven and probable reserves categories does not qualify under the SEC’s standards as being commercially mineable until further drilling, metallurgical work and other economic and technical feasibility factors based upon such work are resolved.

      The “qualified person,” within the meaning of Canada’s National Instrument 43-101, responsible for the preparation of the statement of mineralized material is Mr. S. Mitchell Wasel, one of our employees, who we appointed as the Exploration Manager following our acquisition of the Bogoso gold mine in 1999. Mr. Wasel is a qualified geologist with 14 years of experience in gold and base metal exploration and is a member of the Australasian Institute of Mining and Metallurgy.

      The increase in mineral reserves and mineralized material is a result of new drilling and infill drilling of deposits detailed in the Technical Report which we refer to in this prospectus under the heading “Experts” and is largely due to inferred mineral resources (which we do not report) and indicated mineralized material being reclassified as a result of the increased knowledge and confidence created by the more closely spaced drilling. Similar geological modeling and grade interpolation procedures to those detailed in the Technical Report were applied in estimating the revised mineral reserves and mineralized material. We expect the increase in mineral reserves to have a beneficial impact on production, mine life and cash operating costs, but we have not modeled the impact yet.

PLAN OF DISTRIBUTION

Underwriting

      We have entered into an agency agreement dated July 17, 2002 with Canaccord Capital Corporation (USA) Inc. and BMO Nesbitt Burns Corp., as the U.S. agents, to offer the units in the United States on a best efforts basis. We have also entered into a Canadian underwriting agreement dated July 17, 2002 with Canaccord Capital Corporation and BMO Nesbitt Burns Inc., as the Canadian underwriters, under which each of the Canadian underwriters has agreed to purchase 50% of the 14,000,000 units offered by this prospectus, for an aggregate of 100%.

      Subject to the terms of the Canadian underwriting agreement, we have agreed to issue and sell and the Canadian underwriters have agreed to purchase on or about July 24, 2002, or such other date as may be agreed upon, 100% of the units offered at a price of Cdn$1.90 per unit for a total consideration of Cdn$26,600,000 payable in cash against delivery of certificates. The price of the units was determined by negotiation between us and the underwriters. Any units sold by the U.S. agents under the U.S. agency agreement will reduce the obligation of the Canadian underwriters to take up and pay for units in an equal amount. The Canadian underwriters may sell units to the U.S. agents pursuant to the inter-dealer agreement described below. The Canadian underwriting agreement provides for us to pay the Canadian underwriters a fee of Cdn$0.1045 per unit (including for units distributed pursuant to their over-allotment option), which will be paid out of our general funds.

      The Canadian underwriters can terminate their obligations under the Canadian underwriting agreement at their discretion upon the occurrence of certain stated events. They are, however, obligated to take up and pay for all of the units if any of the units are purchased under the Canadian underwriting agreement, other than those units covered by their over-allotment option described below. The Canadian underwriting agreement also provides that we will indemnify the Canadian underwriters against certain liabilities and expenses, including liabilities under applicable securities legislation, or will contribute to payments that the Canadian underwriters may be required to make in respect thereof. We have been advised that, in the opinion of the SEC, indemnification for liabilities under the Securities Act of 1933 is against public policy as expressed in the Securities Act and is therefore unenforceable.

      Subject to the terms of the U.S. agency agreement, we have appointed the U.S. agents to offer the units for sale to the public in the United States, on a best efforts basis at a price of Cdn$1.90 per unit. The U.S. agency agreement provides for us to pay the U.S. agents a fee of Cdn$0.1045 per unit, which will be paid out of our general funds. The U.S. agents have not committed to purchase a minimum amount of units under the U.S. agency agreement.

      The obligations of the U.S. agents under the U.S. agency agreement may be terminated at their discretion upon the occurrence of certain stated events. The U.S. agency agreement also provides that we will indemnify the U.S. agents against certain liabilities and expenses, including liabilities under the U.S. Securities Act of 1933, or will contribute to payments that the U.S. agents may be required to make in respect thereof. We have been advised that, in the opinion of the SEC, indemnification for liabilities under the Securities Act of 1933 is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

      We have agreed to pay the legal fees of the underwriters up to a maximum of Cdn$235,000 as well as certain other out-of-pocket expenses.

      The underwriters have entered into an inter-dealer agreement among themselves that permits, subject to the terms and conditions set forth in such agreement, one group of underwriters to purchase units from or through the other group and to offer them for resale. The price and currency of settlement of any units so purchased will be determined by agreement between the selling and purchasing groups of underwriters at the time of any such transaction. Any such units purchased by the underwriters will be offered on the terms set forth in this prospectus.

      The underwriters have advised us that they propose to offer our units to the public initially at the offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession of not more than Cdn$0.052 per unit. The underwriters and selected dealers may reallow a concession to other dealers, including the underwriters, of not more than Cdn$0.052 per unit. After completion of the initial public offering of the units, the offering price, the concessions to selected dealers and the reallowance to their dealers may be changed by the underwriters.

      The underwriters have informed us that they do not expect to confirm sales of our units offered by this prospectus to any accounts over which they exercise discretionary authority.

      We expect that delivery of the units will be made against payment therefor on or about the closing date specified on the cover page of this prospectus, which is the business day immediately prior to the sixth business day following the date hereof (this settlement cycle being referred to as “T+6”). Under Rule 15c6-1 of the SEC under the U.S. Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade common shares or warrants on the date hereof or the next two succeeding business days will be required, by virtue of the fact that the units will settle in T+6, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor. Purchasers will not be able to trade common shares or warrants included in the units on the Toronto Stock Exchange or common shares included in the units on the American Stock Exchange until delivery of the units is made (and in the case of the warrants, provided that the warrants have been listed on the Toronto Stock Exchange), and should therefore consult their own advisor regarding secondary trading during the period prior to closing of this offering.

Over-allotment option

      We have granted the Canadian underwriters an over-allotment option to purchase an additional 2,100,000 units at the price to the public as set forth on the cover page of this prospectus less the underwriters’ fee, exercisable until the thirtieth day following closing of the offering to cover over-allotments. This prospectus also qualifies and registers for distribution any units that are issued pursuant to the exercise of the underwriters’ over-allotment option. We will be obligated, pursuant to the Canadian underwriters’ over-allotment option, to sell these additional units to the Canadian underwriters to the extent the over-allotment option is exercised. If any of these additional units are purchased, the Canadian underwriters will sell the additional units on the same terms as the other units in the offering. Under the inter-dealer agreement, the Canadian underwriters may allocate any portion of additional units purchased upon exercise of the over-allotment option to the U.S. agents to cover over-allotments in the United States.

Stabilization

      In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions and syndicate covering transactions in accordance with Regulation M under the United States Securities Exchange Act of 1934, as amended.

      Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

      Over-allotment transactions involve sales by the underwriters of units in excess of the number of units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of units over-allotted by the underwriters is not greater than the number of units that they may purchase in the over-allotment option. In a naked short position, the number of units involved is greater than the number of units in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing common shares and warrants in the open market.

      Syndicate covering transactions involve purchases of the common shares and the warrants in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of common shares and warrants to close-out the short position, the underwriters will consider, among other things, the price of common shares and warrants available for purchase in the open market as compared to the price at which they may purchase units through the over-allotment option. If the underwriters sell more units than could be covered by the over-allotment option, the position can only be closed out by buying common shares and warrants in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common shares and warrants in the open market after pricing that could adversely affect investors who purchase in the offering.

      These stabilizing transactions and syndicate-covering transactions may have the effect of raising or maintaining the market price of our common shares and warrants or preventing or retarding a decline in their market price. As a result, the price of our common shares and warrants may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Toronto Stock Exchange, the American Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      Pursuant to policy statements of the Ontario Securities Commission, the underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase common shares or the warrants. The foregoing restriction is subject to certain exceptions including a bid or purchase permitted under the by-laws and rules of the Toronto Stock Exchange relating to market stabilization and passive market making activities; and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the common shares or the warrants. All of these transactions must also be effected in accordance with Regulation M under the United States Securities Exchange Act of 1934, as amended.

Underwriters’ compensation

      We have agreed to pay the underwriters a fee equal to Cdn$0.1045 for each unit sold (or 5.5% of the gross proceeds).

      We have also agreed to issue non-transferable warrants to the underwriters to purchase from us an aggregate of 770,000 of our common shares at an exercise price per share of Cdn$2.28 (which is 120% of the initial public offering price of the units). These warrants will be exercisable during the two-year period beginning one year from the date of closing and may not be sold, transferred or hypothecated. These warrants and the underlying common shares are included in this registration statement and we will cause this or another registration statement to remain effective until the earlier of the time that all of the underwriters’ warrants have been exercised and the date which is three years after the date of closing. The common shares issued to the underwriters upon exercise of these warrants will be freely tradable.

      The holders of the underwriters’ warrants will have, in that capacity, no voting, dividend or other stockholder rights. Any profit realized by the underwriters on the sale of the securities issuable upon exercise of the underwriters’ warrants may be deemed to be additional underwriting compensation. The securities underlying the underwriters’ warrants are being registered on the registration statement. During the term of the underwriters’ warrants, the underwriters are given the opportunity to profit from a rise in the market price of our common shares. We may find it more difficult to raise additional equity capital while the underwriters’ warrants are outstanding. At any time at which the underwriters’ warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms.

      We have agreed to pay the legal fees of the Canadian underwriters and the U.S. agents up to a maximum of Cdn$235,000 and other out-of-pocket expenses of the underwriters.

Determination of offering price

      Before this offering, there has been no public market for the units or the warrants contained in the units. The initial public offering price of the units offered by this prospectus and the exercise price of the warrants were determined by negotiation between us and the underwriters. Among the factors considered in determining the initial public offering price of the units and the exercise price of the unit warrants were:

•	the market price of the common shares;

•	our history and our prospects;

•	the industry in which we operate;

•	gold prices and trends;

•	our past and present operating results;

•	the previous experience of our executive officers; and

•	the general condition of the securities markets at the time of this offering.

      The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the units. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the units, or the common shares and unit warrants contained in the units, can be resold at or above the initial public offering price.

DESCRIPTION OF SECURITIES

      Our authorized capital includes an unlimited number of common shares and an unlimited number of first preferred shares, without nominal or par value, issuable in series.

Common shares

      As of July 16, 2002, 67,000,703 common shares were issued and outstanding. All the issued common shares are fully paid and are not subject to any future call or assessment. The holders of our common shares are entitled to receive notice of, attend and vote at all meetings of our shareholders, except those at which only holders of a specified class of shares are entitled to vote. Each common share carries one vote at any meeting the holder is entitled to attend. There is no cumulative voting in the election of our directors. Furthermore, holders of common shares are entitled, subject to any preferential rights attaching to any other class or series of our shares, to dividends if and when declared by the directors, provided that no dividend would cause the realizable value of our assets to be less than the aggregate of its liabilities and the amount required to redeem all of our then-outstanding shares that have a right to redemption or retraction, and, upon liquidation, to receive such portion of the our assets as may be distributable to such holders.

First preferred shares

      Our directors may issue first preferred shares from time to time in one or more series with each series to consist of such number of first preferred shares as may be determined by the directors. Prior to the first issue of first preferred shares of a particular series, the directors may at their sole discretion, determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to that series of first preferred shares. Currently no first preferred shares are issued and outstanding.

Unit warrants

      Each unit will include one-half of one common share purchase warrant. A whole warrant will entitle the holder to purchase one common share at an exercise price of Cdn$2.28 per share. The warrants will generally be exercisable at any time for two years after the closing of this offering.

      The warrants will be issued in registered form under a warrant indenture between us and CIBC Mellon Trust Company, as the warrant trustee. We will appoint the principal transfer office of the trustee in Vancouver as the location at which the warrants may be surrendered for exercise, transfer or exchange. The warrant indenture will, among other things, include provisions for the appropriate adjustment in the class, number and price of the common shares to be issued upon exercise of the warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of our common shares, the payment of stock dividends and our amalgamation.

      The common shares underlying the unit warrants, when issued upon exercise of a unit warrant, will be fully paid and non-assessable, and we will pay any transfer tax incurred as a result of the issuance of common shares to the holder upon its exercise.

      We are not required to issue fractional shares upon the exercise of a warrant and you may not exercise one-half of one warrant or any other fraction thereof. The holder of a warrant will not possess any rights as our shareholder until he or she exercises the warrant.

      A warrant may be exercised upon surrender of the warrant certificate on or before the expiry date of the unit warrant at the office of the warrant trustee, with the exercise form found on the back of the warrant certificate completed and executed as indicated, accompanied by payment of the exercise price (by money order, wire transfer, bank draft or certified check payable to the order of Golden Star Resources Ltd.) for the number of common shares with respect to which the unit warrant is being exercised.

      For a holder to exercise the warrants, there must be a current registration statement in effect with the SEC and qualification in effect under applicable state securities laws (or applicable exemptions from state qualification requirements) with respect to the issuance of common shares. We have agreed to use our best efforts to cause this or another registration statement with respect to the common shares issuable upon exercise of the unit warrants under the Securities Act of 1933 to become and remain effective in anticipation of and before the exercise of the unit warrants and to take such other actions under the laws of various states as may be required to cause the sale of common shares or other securities upon exercise of unit warrants to be lawful. Under certain circumstances, we may redeem the warrant by paying to the holder cash equal to the difference between the market price of the common shares on the exercise date and the exercise price of the warrant. We will not be required to honor the exercise of warrants if, in the opinion of our board of directors with the advice of counsel, the sale of securities upon exercise would be unlawful.

      The foregoing discussion of material terms and provisions of the warrants is qualified in its entirety by reference to the detailed provisions of the warrant indenture, the form of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

      For the life of the warrants, the holders thereof have the opportunity to profit from a rise in the market price of the common shares without assuming the risk of ownership of the common shares underlying the warrants. The warrant holders may be expected to exercise their warrants at a time when we would, in all likelihood, be able to obtain any needed capital by an offering of common shares on terms more favorable than those provided for by the warrants. Furthermore, the terms on which we could obtain additional capital during the life of the warrants may be adversely affected.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

      The following is a summary of the material anticipated U.S. Federal income tax consequences regarding the acquisition, ownership and disposition of our common shares, warrants and any common shares received in connection with the exercise of the warrants. This summary applies to you only if you acquire common shares or warrants in the initial offering, hold such common shares (including common shares received in connection with the exercise of the warrants) or warrants as a capital asset (that is, for investment purposes) and are eligible for benefits under the income tax convention between the U.S. and Canada signed on September 26, 1980, as amended, currently in force, which we refer to as the U.S.-Canada tax treaty. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, regulations promulgated under the Code, administrative rulings and judicial decisions and the U.S.-Canada tax treaty, as in effect on the date of this prospectus. Changes in the laws may alter the tax treatment of our common shares and warrants, possibly with retroactive effect.

      This summary is general in nature and does not address the effects of any state or local taxes, or the tax consequences in jurisdictions other than the U.S. In addition, it does not address all tax consequences that may be relevant to you in your particular circumstances, nor does it apply to you if you are a holder with a special status, such as:

•	a person that owns, or is treated as owning under certain ownership attribution rules, 5% or more of our voting shares;

•	a broker, dealer or trader in securities or currencies;

•	a bank, mutual fund, life insurance company or other financial institution;

•	a tax-exempt organization;

•	a qualified retirement plan or individual retirement account;

•	a person that holds our common shares or warrants as part of a straddle, hedge, constructive sale or other integrated transaction for tax purposes;

•	a partnership, S corporation, small business investment company or pass-through entity;

•	an investor in a partnership, S corporation, small business investment company or pass-through entity;

•	a person whose functional currency for tax purposes is not the U.S. dollar; and

•	a person liable for alternative minimum tax.

      You should consult your own advisor regarding the tax consequences of the acquisition, ownership and disposition of common shares and warrants in light of your particular circumstances.

Allocation of purchase price between the common shares and the warrants

      For U.S. Federal income tax purposes, your acquisition of a unit will be treated as an acquisition of a unit consisting of two components: a common share and a warrant (or portion thereof) to purchase common shares. The purchase price for each unit will be allocated between those components in proportion to their respective fair market values at the time of purchase, and such allocation will establish your initial tax basis in the common share and the warrant (or portion thereof) that comprise each unit.

U.S. Holders

      The following discussion applies to you if you are a “U.S. Holder.” For purposes of this discussion, a “U.S. Holder” means a beneficial owner of a common share or warrant that is, for U.S. Federal income tax purposes:

•	an individual citizen or resident of the United States (including aliens who are “greencard holders” or who are present in the U.S. for 31 days or more in the calendar year and where certain other requirements are met);

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. Federal income taxation regardless of its source; or

•	a trust (a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more U.S. persons have the authority to control.

      If a partnership holds common shares or warrants, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding common shares or warrants should consult his, her or its tax advisor regarding the specific tax consequences to the partner of the arrangement.

Distributions

      Subject to the discussion found under “— Passive foreign investment company” below, the gross amount of any distribution (other than in liquidation) generally will be treated as a foreign source dividend taxable as ordinary income to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. Federal income tax purposes, and generally will be “passive income” for U.S. foreign tax credit purposes. A distribution on the common shares made by us in excess of our current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of such U.S. Holder’s adjusted tax basis in such common shares and, to the extent in excess of adjusted basis, as capital gain. See “— Sale or other disposition of common shares” below. Because we are not a U.S. corporation, no dividends-received deduction will be allowed with respect to dividends paid by us.

      As described below under “Canadian Federal Income Tax Considerations — Taxation of dividends”, Canadian withholding tax on dividend distributions paid by us to a U.S. Holder is generally reduced to 15% pursuant to the U.S.-Canada tax treaty. U.S. Holders generally will have the option of claiming the amount of any Canadian income taxes withheld either as a deduction from their gross income or as a dollar-for-dollar credit against their U.S. Federal income tax liability, subject to numerous complex limitations and restrictions which must be determined and applied on an individual basis by each shareholder. Accordingly, you should consult your own tax advisor concerning these rules in your particular circumstances.

      Any dividends on the common shares are expected to be made by us in Canadian dollars and, in such case, will be includable in your income in a U.S. dollar amount generally calculated by reference to the exchange rate in effect on the day that income is included in your income regardless of whether the payment is in fact converted into U.S. dollars. If dividends paid in Canadian dollars are converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. However, you generally will be required to recognize foreign currency gain or loss, taxable as ordinary income or loss, if you convert such Canadian dollars into U.S. dollars at a later time. Such foreign exchange gain or loss will generally be based upon the difference between the exchange rate in effect when the Canadian dollars are actually converted and the “spot” exchange rate in effect at the time the dividend is taken into account.

Sale or other dispositions of common shares

      Subject to the discussion found under “— Passive foreign investment company” below, in general, if you sell or otherwise dispose of common shares in a taxable disposition:

•	you will recognize gain or loss equal to the difference (if any) between:

•	the U.S. dollar value of the amount realized on such sale or other taxable disposition; and

•	your adjusted tax basis in such common shares;

•	any gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for the common shares is more than one year at the time of such sale or other taxable disposition;

•	any gain or loss will generally be treated as U.S. source income for U.S. foreign tax credit purposes; and

•	your ability to deduct capital losses (if any) is subject to limitations.

      If you are a cash basis taxpayer who receives foreign currency, such as Canadian dollars, in connection with a sale or other taxable disposition of common shares, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to such common shares, as determined on the date of such sale or other taxable disposition.

      If you are an accrual basis taxpayer, you generally may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of common shares, provided the election is applied consistently from year to year. The election may not be changed without the consent of the IRS. If you are an accrual basis taxpayer and do not elect to be treated as a cash basis taxpayer (pursuant to the U.S. Treasury

Regulations applicable to foreign currency transactions) for this purpose, you might have a foreign currency gain or loss for U.S. Federal income tax purposes because of differences between the U.S. dollar value of the foreign currency received prevailing on the date of the sale or other taxable disposition of our common shares and the date of payment. Any such currency gain or loss generally will be treated as ordinary income or loss and would be in addition to gain or loss, if any, that you recognized on the sale or other taxable disposition of common shares.

Passive foreign investment company

      U.S. Holders would be subject to a special, adverse tax regime (that would differ in certain respects from that described above) if we were or were to become a passive foreign investment company for U.S. Federal income tax purposes. In general terms, we will be a passive foreign investment company for any tax year in which either (i) 75% or more of our gross income is passive income or (ii) the average percentage, by fair market value, of our assets that produce or are held for the production of passive income is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Although the determination of whether a corporation is a passive foreign investment company is made annually, and thus may be subject to change, we do not believe that we are, nor do we expect to become, a passive foreign investment company. However, there can be no assurance that our determination concerning our passive foreign investment company status will not be challenged by the IRS and, accordingly, we urge you to consult your own U.S. tax advisor regarding the adverse U.S. Federal income tax consequences of owning the stock (or an option to acquire stock) of a passive foreign investment company and of making certain elections designed to lessen those adverse consequences.

Tax treatment of the warrants

Exercise of warrants

      No gain or loss will be recognized for U.S. Federal income tax purposes by U.S. Holders of the warrants upon the exercise thereof in exchange for common shares (except if cash is received in lieu of the issuance of fractional common shares). A holder’s tax basis in the common shares received on exercise of warrants will equal the sum of its tax basis in the warrants (which in the case of an initial holder, will equal the portion of the purchase price of the unit allocated to the warrant, as described above) plus the exercise price paid on the exercise thereof. The holding period of the common shares received on the exercise of the warrants generally will not include the holding period of the warrants.

Sale or exchange

      Subject to the discussion found under “— Passive foreign investment company” above and except as otherwise provided herein, the sale or exchange of a warrant generally will result in the recognition of capital gain or loss to the U.S. Holder in an amount equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in the warrant. The adjusted tax basis in the warrant generally will equal the portion of the issue price for the unit properly allocable to the warrant.

Expiration

      Upon the expiration of a warrant, a U.S. Holder will recognize a loss equal to its adjusted tax basis in the warrant. The loss generally will be a capital loss provided that the common shares issuable upon exercise of the warrants would have been capital assets if acquired by the U.S. Holder of common shares.

Adjustment

      Adjustments to the number of common shares issuable upon exercise of the warrants or to the exercise price of the warrants pursuant to the anti-dilution provisions for the warrants, as more fully described under “Description of Securities — Unit warrants”, may result in a taxable deemed distribution to the holders of warrants pursuant to Section 305 of the Internal Revenue Code of 1986, as amended, if such change has the effect of increasing the holder’s proportionate interest in our earnings and profits or assets. In general, anti-dilution adjustments are not treated as resulting in deemed distributions. However, if, for example, the adjustment were considered an adjustment to compensate for taxable cash or property distribution to other shareholders, a taxable deemed distribution could result.

Information reporting and backup withholding

      Dividends on common shares may be subject to information reporting and may be subject to backup withholding at a rate of 30%. However, a U.S. Holder generally will not be subject to backup withholding if the U.S. Holder (a) provides a correct taxpayer identification number and certifies that the U.S. Holder is not subject to backup withholding on the substitute IRS Form W-9; or (b) is otherwise exempt from backup withholding. Backup withholding rates will be reduced to 29% in 2004 and 2005, and 28% in 2006 and thereafter.

      Amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. Federal income tax liability, provided the required information is furnished to the IRS.

Non-U.S. Holders

      The following summary applies to you if you are a non-U.S. Holder. A non-U.S. Holder is a beneficial owner of common shares that is not a U.S. Holder.

Distributions

      In general, you will not be subject to U.S. Federal income tax or withholding tax on dividends received from us with respect to common shares, unless such income is effectively connected with your conduct of a trade or business in the United States or, if a treaty applies, such income is attributable to a permanent establishment or fixed base you maintain in the United States.

Sale or other disposition of common shares or warrants

      In general, you will not be subject to U.S. Federal income tax on any gain realized upon the sale or other disposition of the common shares or warrants unless:

•	such gain is effectively connected with your conduct of a U.S. trade or business or, if a treaty applies, such gain is attributable to a permanent establishment or fixed base you maintain in the United States; or

•	you are an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other requirements are met.

Information reporting and backup withholding

      In general, you will not be subject to information reporting and backup withholding on dividend distributions made by us. Nevertheless, you might be required to establish an exemption from information reporting and backup withholding by certifying your non-U.S. status on Form W-8BEN. Failure to provide such certification could result in backup withholding at the current rate of 30%. Rates will be reduced to 29% in 2004 and 2005 and 28% in 2006 and thereafter. Amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. Federal income tax liability, provided the required information is furnished to the IRS.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

      The following is a summary of the material Canadian federal income tax considerations generally applicable to a person who acquires common shares and warrants offered by this prospectus and who, at all relevant times, is a “U.S. Holder”. For purposes of this discussion, a U.S. Holder is a person that:

•	is not a resident and is not deemed to be a resident of Canada, and is a resident of the United States, for purposes of the Income Tax Act (Canada) and the U.S.-Canada tax treaty;

•	holds our common shares and warrants as capital property for purposes of the Income Tax Act (Canada);

•	deals at arm’s length with us and is not affiliated with us within the meaning of the Income Tax Act (Canada);

•	does not use or hold, and is not deemed to use or hold, our common shares in connection with carrying on a business in Canada for purposes of the Income Tax Act (Canada);

•	does not have a permanent establishment or fixed base in Canada for purposes of the U.S.-Canada tax treaty; and

•	does not own and is not treated as owning, 10% or more of our outstanding voting shares for purposes of the U.S.-Canada tax treaty.

      Generally, our common shares and warrants will be considered to constitute capital property to a holder provided that the holder does not hold the common shares in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.

      Special rules, which we do not address in this discussion, may apply to a U.S. Holder that is (a) an insurer that carries on an insurance business in Canada and elsewhere or (b) a financial institution subject to special provisions of the Income Tax Act (Canada) applicable to gains or losses arising from mark-to-market property as defined in the Income Tax Act (Canada).

      This discussion is based on the current provisions of the U.S.-Canada tax treaty, the Income Tax Act (Canada) and the regulations thereunder, all specific proposals to amend the Income Tax Act (Canada) and regulations announced by the Minister of Finance (Canada) before the date of this prospectus and counsel’s understanding of the current published administrative practices of the Canada Customs and Revenue Agency. This discussion is not exhaustive of all potential Canadian tax consequences to a U.S. Holder and does not take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or foreign jurisdiction.

      This summary is of a general nature only and is not intended to be, nor should it be construed as, legal advice to any particular U.S. Holder. You should consult your own tax advisor regarding the tax consequences of the acquisition, ownership and disposition of the common shares and warrants in light of your particular circumstances.

Taxation of dividends

      Dividends paid or credited or deemed to be paid or credited on common shares owned by a U.S. Holder will be subject to Canadian withholding tax under the Income Tax Act (Canada) at a rate of 25% on the gross amount of the dividends. The rate of withholding tax generally is reduced under the U.S.-Canada tax treaty to 15% where the U.S. Holder is the beneficial owner of the dividends. Under the U.S.-Canada tax treaty, dividends paid to religious, scientific, charitable and certain other tax exempt organizations and pension organizations that are resident and exempt from tax in the United States, other than such dividends that constitute income from carrying on a trade or business, will generally not be subject to this Canadian withholding tax, provided such entities comply with the administrative procedures specified in the U.S.-Canada tax treaty.

Taxation of capital gains

      A gain realized by a U.S. Holder on a sale, disposition or deemed disposition of our common shares or warrants generally will not be subject to tax under the Income Tax Act (Canada) unless the common shares or warrants constitute taxable Canadian property within the meaning of the Income Tax Act (Canada) at the time of the sale, disposition or deemed disposition and the U.S. Holder is not entitled to relief under the U.S.-Canada tax treaty. Our common shares generally will not be taxable Canadian property provided that (a) they are listed on a prescribed share exchange (which includes the American Stock Exchange and the Toronto Stock Exchange) and (b) at no time during the five-year period immediately preceding the sale, disposition or deemed disposition, did the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, or the U.S. Holder acting together with those persons, own or have an interest in or a right to acquire (including any warrants held by the U.S. Holder or such persons) 25% or more of the issued shares of any class or series of our shares. The warrants generally will not be taxable Canadian property provided that our common shares are not taxable Canadian property. A U.S. Holder will not in any event be subject to Canadian tax on gains realized on a sale, disposition or deemed disposition of our common shares or warrants provided that the value of the common shares or warrants is not derived principally from real property situated in Canada as contemplated in the U.S.-Canada tax treaty. A deemed disposition of common shares and warrants will occur on the death of a U.S. Holder.

VALIDITY OF SECURITIES

      Field Atkinson Perraton LLP, Calgary, Alberta, Canada, has provided its opinion on the validity of the common shares. Certain matters in connection with the offering and sale of the units will be passed on for us by Stoel Rives LLP, Portland, Oregon and for the underwriters by Dorsey & Whitney LLP, Seattle, Washington and Toronto, Ontario, Canada, and Stikeman Elliott, Toronto, Ontario, Canada.

EXPERTS

      The financial statements incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2001 have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The partners of PricewaterhouseCoopers LLP, as a group, own none of our common shares.

      Certain data, of a scientific or technical nature, regarding our mineral reserves and mineralized material included in this prospectus or included in documents incorporated by reference into this prospectus, have been verified by our full-time employees, Mr. Dave Alexander, Chief Mining Engineer at Bogoso/ Prestea, and Mr. Mitchell Wasel, Exploration Manager at Bogoso/ Prestea. Mr. Alexander and Mr. Wasel are each “qualified persons” within the meaning of Canada’s National Instrument 43-101 Standards of Disclosure for Mineral Projects. In addition to their employment with us, Messrs. Alexander and Wasel hold options which are exercisable into less than 1% of our outstanding common shares.

      The statements of reserves, production and mineral deposits at Bogoso/ Prestea incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 and an independent Technical Report supporting our estimates of mineral reserves and mineralized material at Bogoso/ Prestea were prepared by Mr. Keith McCandlish, P.Geol., and Mr. Alan L. Craven, P.Eng., of Associated Mining Consultants Ltd. dated December 13, 2001 given on their authority as experts in mining engineering and geology and as “qualified persons” within the meaning of Canada’s National Instrument 43-101. Neither Messrs. McCandlish and Craven nor any of the officers, directors and other employees of Associated Mining Consultants Ltd. hold any of our common shares.

      The statements of estimated mineralized material for the Yaou and Dorlin properties incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 were prepared by Mr. Francis Clouston, Project Assessment Engineer, Cambior Inc. given on his authority as an expert in mining engineering and geology and as a “qualified person” within the meaning of Canada’s National Instrument 43-101. Mr. Clouston does not hold any of our common shares.

      The statements of mineralized material for the Paul Isnard project incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 were prepared by Mr. Declan Costelloe, our former Manager Mining Geology, given on his authority as an expert in mining engineering and geology and as a “qualified person” within the meaning of Canada’s National Instrument 43-101. Mr. Costelloe’s ownership of our common shares is less than 1% of the outstanding shares.

AUDITORS, TRANSFER AGENTS, REGISTRAR AND WARRANT TRUSTEE

      PricewaterhouseCoopers LLP, Chartered Accountants, are our auditors. The transfer agent and registrar for our common shares and the warrant trustee for our unit warrants is CIBC Mellon Trust Company at its principal office in the City of Vancouver, British Columbia.

DOCUMENTS INCORPORATED BY REFERENCE

      The Securities and Exchange Commission allows us to incorporate by reference our publicly filed reports into this prospectus, which means that information included in those reports is considered part of this prospectus. Information that we file with the Securities and Exchange Commission after the date of this prospectus will automatically update and supersede the information contained in this prospectus. We incorporate by reference the following documents filed with the Securities and Exchange Commission and any future filings made with the Securities and Exchange Commission under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

1. Our annual report on Form 10-K for the year ended December 31, 2001, as filed on April 1, 2002;

2. Our quarterly report on Form 10-Q for the quarter ended March 31, 2002 filed on May 2, 2002;

3. Our current report on Form 8-K/ A, as filed on June 26, 2002;

4. Our definitive proxy statement, as filed on April 29, 2002; and

5. The description of our common shares contained in the Form 8-A, as filed on June 18, 2002.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with SEC rules.

      We file annual, quarterly and special reports and other information with the SEC. You may read and copy the registration statement and any other document that we file at the SEC’s public reference room located at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov. Our common shares are listed on the American Stock Exchange and you may inspect reports, proxy statements and other information concerning us at the office of the American Stock Exchange at 86 Trinity Place, New York, New York 10006.

      Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete. You should refer to the copy of such contract or other document filed as an exhibit to the registration statement.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at 10579 Bradford Road, Suite 103, Littleton, Colorado 80127-4247 or by accessing the Company’s disclosure documents available through the internet on SEDAR at www.sedar.com.

Short Form Prospectus

NEW ISSUE	July 17, 2002

Golden Star Resources Ltd.

Cdn$1.90

14,000,000 Units

        This short form prospectus qualifies the distribution of an aggregate of 14,000,000 units of Golden Star Resources Ltd. (the “Company”) at a price of Cdn$1.90 per unit. Each unit consists of one common share and one-half of one common share purchase warrant in the capital of the Company. Each whole warrant will entitle the holder to purchase one additional common share for a period of two years at a price of Cdn$2.28. The common shares and warrants can be resold immediately following their purchase pursuant to this prospectus.

      The units are being offered concurrently in the United States on a best efforts basis, with no minimum number or dollar amount requirement, pursuant to an agency agreement dated July 17, 2002 among Canaccord Capital Corporation (USA) Inc. and BMO Nesbitt Burns Corp., as the U.S. agents, and the Company, and in Canada on a firm commitment basis for 100% of the units, with the number to be reduced by the number sold in the United States, pursuant to an underwriting agreement dated July 17, 2002 among Canaccord Capital Corporation and BMO Nesbitt Burns Inc., as the Canadian underwriters, and the Company. The Canadian underwriters and the U.S. agents are collectively referred to as the underwriters.

      The price per unit was determined by negotiation among the Company and the underwriters. The Company has allocated Cdn$1.80 for the common share and Cdn$0.10 for the half common share purchase warrant comprised in each unit. The outstanding common shares of the Company are listed for trading on the Toronto Stock Exchange, or the TSX, under the symbol “GSC” and on the American Stock Exchange, or AMEX, under the symbol “GSS.” On July 16, 2002 the closing price of the common shares on the TSX was Cdn$2.14 and on AMEX was U.S.$1.38. The common shares of the Company also trade on the Berlin Stock Exchange.

Price: Cdn$1.90 per unit

	Price to Public	Underwriters’ Fees(1)(2)	Proceeds to the Company(3)

Per unit	Cdn$1.90	Cdn$0.1045	Cdn$1.7955
Total(4)	Cdn$26,600,000	Cdn$1,463,000	Cdn$25,137,000

(1)	The Company has agreed to pay to the Canadian underwriters an amount in cash equal to 5.5% of the gross proceeds of the units sold to them and to the U.S. agents an amount in cash equal to 5.5% of the gross proceeds of the units sold by them.

(2)	As additional consideration, the underwriters will also be granted non-transferable common share purchase warrants to purchase 770,000 common shares at a purchase price of Cdn$2.28 per share, exercisable during the two-year period beginning one year from the closing of the offering. This prospectus also qualifies the distribution to the underwriters of these warrants, referred to in this prospectus as the underwriters’ warrants. See “Plan of Distribution” in the U.S. Prospectus (as defined below).

(3)	Before deducting expenses of the offering, estimated to be Cdn$844,140.

(4)	The Company has granted to the Canadian underwriters an over-allotment option, exercisable in whole or in part, to purchase up to an additional 15% of the units sold at the offering price set forth above for a period of 30 days from the closing of the offering. If the Canadian underwriters exercise the over-allotment option in full, the total price to the public will be U.S.$2,604,000 or Cdn$3,990,000, the total underwriters’ fees will be U.S.$143,220 or Cdn$219,450, and the net proceeds to the Company will be U.S.$2,460,780 or Cdn$3,770,550. This prospectus qualifies the distribution of the common shares and warrants issuable upon exercise of the over-allotment options. See “Plan of Distribution” in the U.S. Prospectus (as defined below).

      The Canadian underwriters, as principals, conditionally offer the units initially offered in Canada and those units that are initially offered in the United States and that are subsequently acquired by transfer from the U.S. agents, if any, subject to prior sale if, as and when issued and delivered by the Company and accepted by the Canadian underwriters in accordance with the conditions contained in the Canadian underwriting agreement, and subject to the approval of certain legal matters on behalf of the Company by Field Atkinson Perraton LLP, and on behalf of the Canadian underwriters by Stikeman Elliott.

      Each of the Toronto Stock Exchange and the American Stock Exchange has conditionally approved the listing of the common shares. The Toronto Stock Exchange has conditionally approved the listing of the warrants. The listing of the common shares and warrants on the Toronto Stock Exchange is subject to the Company fulfilling all of the listing requirements of the Toronto Stock Exchange on or before September 27, 2002, which, in the case of the warrants, includes distribution to a minimum number of public holders. The listing of the common shares on the American Stock Exchange is subject to the Company fulfilling all of the listing requirements of the American Stock Exchange.

      Subscriptions in Canada will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the offering is expected to occur on or about July 24, 2002 or such other time as may be agreed upon by the Company and the underwriters. Certificates representing the common shares and warrants comprised in the units will be available for delivery at closing.

      This prospectus incorporates the accompanying United States prospectus (the “U.S. Prospectus”) included in a Registration Statement on Form S-3 filed by the Company with the United States Securities and Exchange Commission, as well as any documents incorporated by reference in, or that become incorporated by reference in, the U.S. Prospectus.

C-i

SUPPLEMENTAL CANADIAN DISCLOSURE

DOCUMENTS INCORPORATED BY REFERENCE

      The Company files annual and quarterly financial information, material change reports and other information with the securities commissions or similar authorities in each of the provinces of Canada (collectively, the “Commissions”). The following documents filed with the Commissions are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a)	the Annual Report on Form 10-K dated March 25, 2002 for the year ended December 31, 2001;

(b)	the Management’s Discussion and Analysis of the Company dated March 25, 2002 for the year ended December 31, 2001;

(c)	the Management Proxy Circular of the Company dated April 22, 2002;

(d)	the audited consolidated annual financial statements of the Company for the financial years ending December 31, 2001, 2000 and 1999;

(e)	the unaudited interim financial statements for the three months ended March 31, 2002 together with management’s discussion and analysis of financial condition and results of operations for such periods;

(f)	the material change report dated January 17, 2002 relating to the completion of a private placement of 11,516,000 units in the Company;

(g)	the material change report dated May 22, 2002 relating to the disposition of the Company’s interests in the Gross Rosebel, Headleys and Thunder Mountain properties in Suriname and the Company’s 30% interest in Omai Gold Mines Limited in Guyana to Cambior Inc.;

(h)	the material change report dated June 14, 2002 relating to filing of the Company’s preliminary short form prospectus;

(i)	the material change report dated June 17, 2002 relating to the Company receiving approval to be listed on the American Stock Exchange;

(j)	the material change report dated June 20, 2002 confirming listing on the American Stock Exchange;

(k)	the material change report dated June 27, 2002 regarding the completion of the acquisition of the Yaou and Dorlin properties in French Guiana and the disposition of the Company’s interests in the Gross Rosebel, Headleys and Thunder Mountain properties in Suriname and the Company’s 30% interest in Omai Gold Mines Limited in Guyana to Cambior Inc., and containing pro forma financials giving effect to the disposition of the Company’s interests;

(l)	the material change report dated July 3, 2002 relating to the filing of the Company’s amended and restated preliminary short form prospectus in Canada and registration statement in the United States; and

(m)	amended material change report dated July 11, 2002 regarding the completion of the acquisition of the Yaou and Dorlin properties in French Guiana and the disposition of the Company’s interests in the Gross Rosebel, Headleys and Thunder Mountain properties in Suriname and the Company’s 30% interest in Omai Gold Mines Limited in Guyana to Cambior Inc., and containing pro forma financial statements, including a compilation report thereon, giving effect to the disposition of these interests.

      All documents of the type referred to in the preceding paragraph (excluding confidential material change reports) that are required to be filed by the Company with the Commissions after the date of this short form prospectus and prior to the completion or withdrawal of this Offering, shall be deemed to be incorporated by reference into and form an integral part of this short form prospectus. The documents incorporated or deemed incorporated by reference herein contain meaningful and material information relating to the Company and prospective subscribers for units should review all information contained in this short form prospectus and the documents incorporated by reference before making an investment decision.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this short form prospectus.

      Copies of documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at 10579 Bradford Road, Suite 103, Littleton, Colorado 80127-4247, at (303) 830-9000.

ELIGIBILITY FOR INVESTMENT

      In the opinion of Field Atkinson Perraton LLP, counsel to the Company and Stikeman Elliott, counsel to the Canadian Underwriters, based on legislation in effect as of the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statues referred to below (and, where applicable, regulations and guidelines thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies or goals and, in certain cases, the filing of such policies or goals, the securities offered by this short form prospectus, if issued on the date hereof, would not be precluded as investments under the following statutes:

      Insurance Companies Act (Canada)

Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Insurance Act (Ontario)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
Trustee Act (Ontario)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)
Financial Institutions Act (British Columbia)
Pension Benefits Standards Act (British Columbia)
The Insurance Act (Manitoba)
The Pension Benefits Act (Manitoba)

      In the opinion of Field Atkinson Perraton LLP, counsel to the Company and Stikeman Elliott, counsel to the Canadian Underwriters, as of the date hereof, the common shares and warrants comprised in the Units are qualified investments for the purposes of the Income Tax Act (Canada) (“ITA”) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (collectively, “Deferred Income Plans”) within the meaning of the ITA. In the opinion of such counsel, based in part on a certificate of an officer of the Company as to certain factual matters, the common shares and warrants comprised in the Units will not, on the date hereof, be “foreign property” for the purposes of Part XI of the ITA for Deferred Income Plans and other persons subject to tax under Part XI of the ITA and the Regulations thereunder.

INTERCORPORATE RELATIONSHIPS

      The Company owns the following material subsidiaries, and the Company’s current corporate structure is set out below (all entities are 100%-owned, unless otherwise noted):

      The Company’s head office is located outside of Canada. Although the issuer has appointed Koffman Kalef, Suite 1900, 885 West Georgia Street, Vancouver, British Columbia and Field Atkinson Perraton LLP, 1900, 350 - 7th Avenue S.W., Calgary, Alberta as its agents for service of process in the Provinces of British Columbia and Alberta respectively, it may not be possible for investors to collect judgments obtained in Canadian courts predicated on the civil liability provisions of securities legislation.

ADDITIONAL INFORMATION

      The transactions referred to in “Recent Developments — Completion of the Guiana Shield transactions” in the U.S. Prospectus would be considered a “significant disposition” under National Instrument 44-101. The financial statements required under Part 6 of National Instrument 44-101 are included in an amended material change report dated July 11, 2002, which is incorporated by reference herein.

      The securities issued in the private placement described in the U.S. Prospectus under “Recent Developments — Private placement of 11,516,000 units” have been registered for resale in the United States and have become freely tradable in Canada, subject to the provisions of the applicable securities legislation.

      Each of the Toronto Stock Exchange and the American Stock Exchange has conditionally approved the listing of the common shares. The Toronto Stock Exchange has conditionally approved the listing of the warrants. The listing of the common shares and warrants on the Toronto Stock Exchange is subject to the Company fulfilling all of the listing requirements of the Toronto Stock Exchange on or before September 27, 2002, which, in the case of the warrants, includes distribution to a minimum number of public holders. The listing of the common shares on the American Stock Exchange is subject to the Company fulfilling all of the listing requirements of the American Stock Exchange.

QUALIFICATION OF SECURITIES FOR DISTRIBUTION

      This short form prospectus qualifies the distribution of the common shares and warrants comprising the units. This short form prospectus also qualifies the distribution of the common shares and warrants issuable upon exercise of the over-allotment option. A holder of units in Canada may sell any common shares received upon exercise of warrants sold pursuant to this short form prospectus pursuant to the securities legislation of the provinces of British Columbia, Ontario, Alberta and Manitoba, without further qualification, subject only to control block restrictions and restrictions on payment of commission or other remuneration in certain circumstances, provided that the Company is a reporting issuer in the jurisdiction in which the trade is made. This short form prospectus also qualifies the distribution to the Canadian underwriters of the underwriters’ warrants. Subject to certain qualifications, the Canadian underwriters may sell any common shares acquired on the exercise of the underwriters’ warrants pursuant to the securities legislation of the provinces of British Columbia, Ontario, Alberta and Manitoba without further qualification, provided that the Company is a reporting issuer in the jurisdiction in which the trade is made.

CONSOLIDATED CAPITALIZATION

      The following tables set forth the consolidated capitalization of the Company as of the dates indicated and reflect material changes in the Company’s capitalization since the date of its most recent audited consolidated annual financial statements, which are incorporated by reference in this short form prospectus. The following tables should be read in conjunction with those financial statements and the notes that accompany them.

	As at Dec. 31,	As at March 31,
	2001	2002

	(U.S., $000’s)
Canadian GAAP
Current Loans	$7,513	$3,527
Convertible Debentures	2,358	1,302
Long Term Bank Debt	—	975

	9,871	5,804
Shareholders’ Equity
Common Share(1)	168,308	175,370
Convertible Debentures	545	372
Deficit	(156,511)	(155,057)

	12,342	20,685

Total	$22,213	$26,489

	As at Dec. 31,	As at March 31,
	2001	2002

	(U.S., $000’s)
U.S. GAAP
Current Loans	$7,513	$3,527
Convertible Debentures	2,411	1,482
Long Term Bank Debt	—	975

	9,924	5,984
Shareholders’ Equity
Common Share(1)	168,308	175,370
Other(2)	1,316	1,340
Deficit	(165,616)	(164,285)

	1,533	9,664

Total	$11,457	$15,648

Notes:

(1)	Changes to share capital reflect the issuance by the Company of an aggregate of 11,516,000 common shares pursuant to a private placement of units that closed in January 2002, 225,600 common shares issued pursuant to the exercise of incentive stock options, 1,328,570 common shares issued upon debenture conversions, 450,000 common shares issued in payment for services and 107,000 common shares issued for management bonuses. See “Recent Developments” in the U.S. Prospectus.

(2)	“Other” includes the cumulative foreign currency translation adjustment and accumulated comprehensive income.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

      In the opinion of Field Atkinson Perraton LLP, counsel to the Company, and Stikeman Elliott, counsel to the Canadian underwriters, the following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the ITA that should be considered by prospective purchasers hereunder.

      This summary is based on the current provisions of the ITA, all specific proposals to amend the ITA publicly announced by the Minister of Finance (Canada) prior to the date hereof, and counsel’s understanding of the current administrative and assessing policies of the Canada Customs and Revenue Agency (the “CCRA”). No assurance can be given that the proposed amendments to the ITA will be enacted in their current proposed form or at all. This summary does not otherwise take into account or anticipate any change to the law or administrative practice, whether by legislative, governmental or judicial action.

      This summary applies only to persons who are resident in Canada under the ITA, who acquire, hold and dispose of common shares and warrants as capital property, and who deal at arm’s length and are not affiliated with the Company (“Holders”). Common shares and warrants will generally be considered to be capital property to a person provided that the person does not hold such securities in the course of carrying on a business of dealing in securities and has not acquired such securities in a transaction or transactions considered to be an adventure in the nature of trade. Depending on a person’s particular circumstances, common shares may be deemed to be capital property where the election in subsection 39(4) of the ITA has been made by a Canadian resident eligible to make such election.

      This summary is not applicable to Holders that are financial institutions (as defined in the ITA) subject to the special provisions of the ITA applicable to gains or losses arising from “mark-to-market” property as defined in the ITA. This summary does not take into account foreign, provincial or territorial tax legislation or considerations, which may vary from the Canadian federal income tax considerations described herein.

      This summary is of a general nature only, and is not a complete analysis of all possible income tax considerations that may be applicable to a Holder. This summary is not intended to be, nor should it be construed as, legal or tax advice to any particular Holder. Accordingly, prospective Holders should consult their own tax advisers with respect to their particular circumstances.

      For the purposes of the ITA, all amounts relating to the acquisition, holding or disposition of the common shares and warrants, including dividends, adjusted cost base (“ACB”) and proceeds of disposition, must be converted into Canadian dollars based on the prevailing United States dollar exchange rate at the time such amounts arise. In computing a shareholder’s liability for tax under the ITA, any cash amount received by a shareholder in United States dollars must be converted into the Canadian dollar equivalent, and the amount of any non-cash consideration received by a shareholder must be expressed in Canadian dollars at the time such consideration is received.

Acquisition of Common Shares and Warrants

      It is necessary to allocate the total purchase price for the units on a reasonable basis among the common shares and warrants so acquired. The Company believes that a reasonable allocation of the purchase price of Cdn$1.90 per unit is Cdn$1.80 per common share and Cdn$0.10 per warrant. While the Company believes that this allocation is reasonable, the CCRA is not bound by this allocation.

      The cost of any common shares purchased hereunder by a Holder will be averaged with the ACB to the Holder of any other common shares held by the Holder at that time, so as to produce a uniform cost for all common shares held by that Holder.

Warrants

Exercise of Warrants

      The exercise of warrants will not be a disposition for the purposes of the ITA, with the result that no gain or loss will be realized by a Holder upon the exercise of warrants. A Holder’s aggregate cost of common shares acquired on the exercise of warrants will be the aggregate of the ACB to the Holder of the warrants so exercised and the exercise price paid for such common shares. The cost of any common shares acquired on the exercise of warrants by a Holder will be averaged with the ACB to the Holder of any other common shares held by the Holder at that time, so as to produce a uniform cost for all common shares held by that Holder.

Disposition of Warrants

      A Holder who disposes of warrants will realize proceeds of disposition equal to the fair market value of the consideration received therefor, and will realize a capital gain (or a capital loss) in the amount by which such proceeds of disposition, net of any costs of disposition, exceed (or are less than) the ACB to the Holder of the warrants disposed of. The tax treatment of capital gains and losses is discussed in greater detail below under the subheading “Capital Gains and Losses”.

Expiry of Warrants

      The expiry of unexercised warrants will constitute a disposition thereof for nil proceeds of disposition, resulting in the Holder realizing a capital loss equal to the ACB to the Holder of the expired warrants. The tax treatment of capital losses is discussed in greater detail below under the subheading “Capital Gains and Losses”.

Disposition of Common Shares

      Any gain (or loss) realized on the disposition of common shares will be a capital gain (or capital loss) to the Holder. The tax treatment of capital gains and losses is discussed in greater detail below under the subheading “Capital Gains and Losses”.

Capital Gains and Losses

      A Holder’s capital gain (or capital loss) from the disposition of any capital property is calculated as the amount by which the Holder’s proceeds of disposition exceed (or are less than) the aggregate of the ACB to the Holder of the property disposed of and any reasonable outlays or expenses incurred to make the disposition. The Holder’s taxable capital gain (or allowable capital loss) is one-half of this amount. The Holder must include any such taxable capital gain in income for the taxation year of the disposition, and may deduct any such allowable capital loss from taxable capital gains realized in that same taxation year. Subject to detailed rules contained in the ITA, any unused allowable capital loss may generally be applied to reduce net taxable capital gains realized by the Holder in the three preceding and in all subsequent taxation years.

      Capital gains realized by a Holder who is an individual may be subject to alternative minimum tax under the ITA, depending on the individual’s circumstances. Recognition of capital losses otherwise realized may be denied in various circumstances set out in the ITA, including transactions involving affiliated persons (as defined in the ITA). In addition, pursuant to detailed rules in the ITA, a capital loss realized on the disposition of a share may be reduced by the amount of certain dividends on that share received or deemed to have been received by the Holder. Holders realizing a capital loss should consult their own tax advisers concerning these complex rules. Canadian-controlled private corporations are subject to an additional refundable tax of 6 2/3% on the lesser of any such corporation’s (i) aggregate investment income (including taxable capital gains); and (ii) taxable income (less any amount claimed in respect of the small business deduction) for the year. This additional tax will be refunded to the corporation at the rate of Cdn$1 for every Cdn$3 of taxable dividends paid while it is a private corporation.

Dividends

      In computing a Holder’s income, a Holder who is an individual will be required to include in income the amount of any dividends received or deemed to be received by the Holder on the common shares. The Holder will, in respect of such dividends, be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations (as defined in the ITA).

      In computing its income, a Holder that is a corporation will normally be required to include in income the amount of any dividends on the common shares received or deemed to be received by the Holder, but will normally be entitled to deduct the amount of the dividends in computing its taxable income. A Holder that is a private corporation (as defined in the ITA) or a subject corporation (as defined in the ITA) may be liable under Part IV of the ITA to pay a refundable tax of 33 1/3% of dividends received or deemed to be received on the common shares to the extent that such dividends are deductible in computing the Holder’s taxable income. This tax will be refunded to the Holder at the rate of Cdn$1 for every Cdn$3 of taxable dividends paid while it is a private corporation.

LEGAL MATTERS

      Certain legal matters relating to the offering and to the units to be distributed pursuant to this short form prospectus will be reviewed by Field Atkinson Perraton LLP on behalf of the Company and Stikeman Elliott on behalf of the Canadian underwriters. As of the date hereof, the partners and associates of Field Atkinson Perraton LLP, as a group, beneficially owned directly or indirectly less than 1% of the issued and outstanding common shares of the Company. As of the date hereof, the partners and associates of Stikeman Elliott, as a group, beneficially owned directly or indirectly less than 1% of the issued and outstanding common shares of the Company.

PURCHASERS’ STATUTORY RIGHTS

      Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. Purchasers should refer to applicable provisions of the securities legislation of their province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF THE COMPANY

July 17, 2002

      This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the Provinces of British Columbia, Ontario, Alberta and Manitoba.

(signed) “PETER J.L. BRADFORD”	(signed) “ALLAN J. MARTER”

Peter J.L. Bradford	Allan J. Marter
President and Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) “DAVID K. FAGIN”	(signed) “IAN MACGREGOR”

David K. Fagin	Ian MacGregor
Director	Director

CERTIFICATE OF THE CANADIAN UNDERWRITERS

July 17, 2002

      To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the Provinces of British Columbia, Ontario, Alberta and Manitoba.

CANACCORD CAPITAL CORPORATION	BMO NESBITT BURNS INC.

(signed) “PETER MARRONE”	(signed) “EGIZIO BIANCHINI”

Peter Marrone	Egizio Bianchini
Executive VP and Managing Director	Managing Director
Head of Investment Banking